UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 10, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 10 May 2023 entitled ‘Board and Committee Changes’.

10 May 2023

Vodafone Group Plc

("the Company")

Board and Committee Changes

The Company announces that Valerie Gooding, Sir Crispin Davis and Dame Clara Furse will not seek re-election at the 2023 Annual General Meeting (‘AGM’) and will therefore retire at the conclusion of the AGM following completion of nine years’ service for Valerie and almost nine years’ service each for Sir Crispin and Dame Clara.

In light of these retirements and following a review of committee membership, the Company announces the following Board role and Committee changes:

-	David Nish, Non-Executive Director of the Company, will be appointed Senior Independent Director and also join the Nominations and Governance Committee, both with effect from the conclusion of the 2023 AGM.

-	Delphine Ernotte Cunci and Christine Ramon, Non-Executive Directors of the Company, will be appointed Workforce Engagement Leads with effect from the conclusion of the 2023 AGM.

-	Amparo Moraleda, Non-Executive Director of the Company, will cease to be a member of the Audit and Risk Committee and will be appointed Chair of the Remuneration Committee with effect from the conclusion of the 2023 AGM.

-	Jean-François van Boxmeer, Chair of the Board, and Christine Ramon, Non-Executive Director of the Company, will join the ESG Committee with effect from the conclusion of the 2023 AGM.

-	Christine Ramon, Non-Executive Director of the Company, joined the Audit and Risk Committee with effect from 28 March 2023.

In addition, on 10 May 2023 the Board approved the creation of a Technology Committee as a Committee of the Board. The Technology Committee, once established in due course, will oversee the technology strategy and how it supports the overall Company strategy. The Committee will be formed of Non-Executive Directors, chaired by Simon Segars with Stephen Carter, Delphine Ernotte Cunci and Deborah Kerr as members.

Vodafone's Chair, Jean-François van Boxmeer said:

"I would like to take the opportunity of thanking Valerie, Sir Crispin and Dame Clara for their outstanding service to the Company and look forward to their continuing contribution until retirement. I am delighted to announce the new roles being taken on by Delphine, Christine and Amparo, as well as David who takes over as our Senior Independent Director.

The creation of a Technology Committee – run by the highly experienced team of Simon, Stephen, Delphine and Deborah – will be a great additional benefit to the Board and to Vodafone.”

This announcement is made in compliance with the Company's obligations under the Listing Rules, specifically Rule 9.6.11.

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 10, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary